March 22, 2005

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ashworth, Inc. and, under the date of January 27, 2005, we reported on the consolidated financial statements of Ashworth, Inc. as of and for the years ended October 31, 2004 and 2003. On March 16, 2005, our appointment as principal accountants was terminated. We have read Ashworth, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 16, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Ashworth, Inc.’s statements in the first or fourth paragraph under Item 4.01.

Very truly yours,

/s/KPMG LLP
KPMG LLP